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                              July 24, 2023

       Houqi Zhang
       Chief Executive Officer
       Autozi Internet Technology (Global) Ltd.
       Block A, Building No. 16
       Yonyou Software Park, No. 68 Beiqing Road
       Haidian District, Beijing, China

                                                        Re: Autozi Internet
Technology (Global) Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed July 7, 2023
                                                            File No. 333-273166

       Dear Houqi Zhang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Filed July 7, 2023

       Prospectus Summary, page 1

   1. We note your statement that you "are one of the leading and fast-growing lifecycle automotive service
providers in China." Please revise to disclose the metric(s) by which such statement is
measured. Please revise to disclose the basis for this statement and the metric by which you
have made this determination. If the statement is based
                                                        upon management  s
belief, please indicate that this is the case and include an explanation for the basis of the
belief.
       Related Party Transactions, page 198

   2. Please revise to include related party disclosure through the date of the prospectus. As a
 Houqi Zhang
Autozi Internet Technology (Global) Ltd.
July 24, 2023
Page 2
       related matter, remove the footnote that indicates subsequent information is limited to
       "...the period from October 1, 2022 to April 30, 2023." Refer to Item 7.B of Form 20- F.
Exhibit Index
Exhibit 23.1, page II-5

3. Please ensure the consent refers to the proper filing. For example, it presently refers to
       "Amendment No. 3 to Form F-1" but this filing has not yet been amended as a public filing to this point in time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,
FirstName LastNameHouqi Zhang
                                                      Division of Corporation
Finance
Comapany NameAutozi Internet Technology (Global) Ltd.
                                                      Office of Trade &
Services
July 24, 2023 Page 2
cc:       Yang Ge, Esq.
FirstName LastName